June 5, 2008
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-7010

Attn:	H. Roger Schwall
Assistant Director
Division of Corporate Finance

Re:	Apache Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Response Letter Dated April 14, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 12, 2008
File No. 1-4300
Ladies and Gentlemen:
Pursuant to our conversation today with James Murphy via telephone, because several members of our management team are currently traveling internationally on business, we will respond on or before June 23, 2008 to the staff’s comment letter dated May 27, 2008, regarding Apache Corporation’s Form 10-K for the year ended December 31, 2007, filed February 29, 2008 (File No. 001-04300). We appreciate your understanding.
If any member of the Staff has any questions, he or she should contact the undersigned at (713) 296-6106.

Respectfully, APACHE CORPORATION
/s/ Roger B. Plank
Roger B. Plank
Executive Vice President and Chief Financial Officer